UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)
--------------------------------------------------------------------------------

                             Seattle Genetics, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    812578102
                                 (CUSIP Number)

                               Phillip Isom, Esq.
                              O'Melveny & Myers LLP
                                 7 Times Square
                               New York, NY 10036
                            Telephone: (212) 408-2418
   --------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
--------------------------------------------------------------------------------
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan Partners (BHCA), L.P.
         13-3371826
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                     |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED    7        SOLE VOTING POWER
 BY EACH REPORTING PERSON             5,427,325 (includes shares of Series A
           WITH              Convertible Preferred Stock, warrant to purchase
                             601,925 shares of common stock and option to
                             purchase 10,000 shares of common stock)
                             ---------------------------------------------------
                             8        SHARED VOTING POWER
                                                        0
                             ---------------------------------------------------
                             9        SOLE DISPOSITIVE POWER
                                      5,427,325 (includes shares of Series A
                             Convertible Preferred Stock, warrant to purchase
                             601,925 shares of common stock and option to
                             purchase 10,000 shares of common stock)
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,427,325 (includes shares of Series A Convertible Preferred Stock, warrant to purchase 601,925 shares of common stock and option to purchase 10,000 shares of common stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(1)                                             |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           10.9 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

-------------------------

(1) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 18,069,927 shares of Common Stock (defined herein), representing 30.5% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan Partners Global Investors, L.P.
            13-4197054
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                    |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED     7        SOLE VOTING POWER
 BY EACH REPORTING PERSON              912,791 (includes shares of Series A
           WITH               Convertible Preferred Stock and warrant to
                              purchase 101,421 shares of Common Stock)
                              --------------------------------------------------
                              8        SHARED VOTING POWER
                                                         0
                              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER
                                       912,791 (includes shares of Series A
                              Convertible Preferred Stock and warrant to
                              purchase 101,421 shares of Common Stock)
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         912,791 (includes shares of Series A Convertible Preferred Stock and warrant to purchase 101,421 shares of Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(2)                                             |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

--------------------------
(2) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 18,069,927 shares of Common Stock (defined herein), representing 30.5% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan Partners Global Investors A, L.P.
            26-0032493
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                    |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED    7        SOLE VOTING POWER
 BY EACH REPORTING PERSON             124,436 (includes shares of Series A
           WITH              Convertible Preferred Stock and warrant to purchase
                             13,826 shares of Common Stock)
                             ---------------------------------------------------
                             8        SHARED VOTING POWER
                                                        0
                             ---------------------------------------------------
                             9        SOLE DISPOSITIVE POWER
                                      124,436 (includes shares of Series A
                             Convertible Preferred Stock and warrant to purchase
                             13,826 shares of Common Stock)
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                             0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         124,436 (includes shares of Series A Convertible Preferred Stock and warrant to purchase 13,826 shares of Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(3)                                             |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.3 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

-----------------------------
(3) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 18,069,927 shares of Common Stock (defined herein), representing 30.5% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan Partners Global Investors (Cayman), L.P.
         13-4197057
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                    |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands
--------------------------------------------------------- ----------------------
SHARES BENEFICIALLY OWNED     7        SOLE VOTING POWER
 BY EACH REPORTING PERSON              463,298 (includes shares of Series A
           WITH               Convertible Preferred Stock and warrant to
                              purchase 51,478 shares of Common Stock)
                              --------------------------------------------------
                              8        SHARED VOTING POWER
                                                         0
                              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER
                                       463,298 (includes shares of Series A
                              Convertible Preferred Stock and warrant to
                              purchase 51,478 shares of Common Stock)
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         463,298 (includes shares of Series A Convertible Preferred Stock and warrant to purchase 51,478 shares of Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(4)                                             |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

--------------------------
(4) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 18,069,927 shares of Common Stock (defined herein), representing 30.5% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan Partners Global Investors (Cayman) II, L.P.
         26-0005546
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                    |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands
--------------------------------------------------------- ----------------------
SHARES BENEFICIALLY OWNED    7        SOLE VOTING POWER
 BY EACH REPORTING PERSON             51,626 (includes shares of Series A
           WITH              Convertible Preferred Stock and warrant to purchase
                             5,736 shares of Common Stock)
                             ---------------------------------------------------
                             8        SHARED VOTING POWER
                                                        0
                             ---------------------------------------------------
                             9        SOLE DISPOSITIVE POWER
                                      51,626 (includes shares of Series A
                             Convertible Preferred Stock and warrant to purchase
                             5,736 shares of Common Stock)
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                             0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         51,626 (includes shares of Series A Convertible Preferred Stock and warrant to purchase 5,736 shares of Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(5)                  |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.1 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

-------------------------
(5) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 18,069,927 shares of Common Stock (defined herein), representing 30.5% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan Partners Global Investors (Selldown), L.P.
         56-2489868
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                    |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands
--------------------------------------------------------- ----------------------
SHARES BENEFICIALLY OWNED    7        SOLE VOTING POWER
 BY EACH REPORTING PERSON             343,024 (includes shares of Series A
           WITH              Convertible Preferred Stock and warrant to purchase
                             38,114 shares of Common Stock)
                             ---------------------------------------------------
                             8        SHARED VOTING POWER
                                                        0
                             ---------------------------------------------------
                             9        SOLE DISPOSITIVE POWER
                                      343,024 (includes shares of Series A
                             Convertible Preferred Stock and warrant to purchase
                             38,114 shares of Common Stock)
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                             0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         343,024 (includes shares of Series A Convertible Preferred Stock and warrant to purchase 38,114 shares of Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(6)                                             |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.7 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

-----------------------
(6) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 18,069,927 shares of Common Stock (defined herein), representing 30.5% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Julian C. Baker
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                             (a) |_|

                                                           (b) |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                 |_|
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
NUMBER OF SHARES               7   SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
REPORTING PERSON                            -0-
WITH

                               -------------------------------------------------
                               8   SHARED VOTING POWER

                                   8,507,432 (includes shares of Series A
                                   Convertible Preferred Stock and warrant to
                                   purchase 812,500 shares of Common Stock)
                               -------------------------------------------------
                                   SOLE DISPOSITIVE POWER
                               9
                                            -0-
                               -------------------------------------------------
                                   SHARED DISPOSITIVE POWER

                               10  8,507,432 (includes shares of Series A
                                   Convertible Preferred Stock and warrant to
                                   purchase 812,500 shares of Common Stock)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,507,432 (includes shares of Series A Convertible Preferred
             Stock and warrant to purchase [812,500] shares of Common Stock)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)(7)          |X|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      16.5%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON (See Instructions)
    14
                      IN
--------------------------------------------------------------------------------

----------------------
(7) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 18,069,927 shares of Common Stock (defined herein), representing 30.5% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Felix J. Baker
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                             (a)

                                                           (b) |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF SHARES                7   SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
REPORTING                                    -0-
PERSON WITH
                                ------------------------------------------------
                                8   SHARED VOTING POWER

                                    8,507,432 (includes shares of Series A
                                    Convertible Preferred Stock and warrant to
                                    purchase 812,500 shares of Common Stock)
                                ------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                                9
                                             -0-
--------------------------------------------------------------------------------
                                    SHARED DISPOSITIVE POWER

                                10  8,507,432 (includes shares of Series A
                                    Convertible Preferred Stock and warrant to
                                    purchase 812,500 shares of Common Stock)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,507,432 (includes shares of Series A Convertible Preferred Stock and warrant to purchase 812,500 shares of Common Stock)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES(8)                              |X|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (See Instructions)
    14
                     IN
--------------------------------------------------------------------------------

-------------------
(8) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 18,069,927 shares of Common Stock (defined herein), representing 30.5% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Delphi Ventures VI, L.P.
            42-1561726
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                    |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
    SHARES BENEFICIALLY      7   SOLE VOTING POWER
       OWNED BY EACH                             0
    REPORTING PERSON WITH    ---------------------------------------------------
                             8   SHARED VOTING POWER
                                 2,227,725 (includes 1,980,200 shares of
                                 Common Stock issuable upon conversion of the
                                 Series A Convertible Preferred Stock and
                                 247,525 shares of Common Stock issuable upon
                                 exercise of the Warrants)
                             ---------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
                                                   0
                             ---------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                 2,227,725 (includes [1,980,200] shares of
                                 Common Stock issuable upon conversion of the
                                 Series A Convertible Preferred Stock and
                                 247,525 shares of Common Stock issuable upon
                                 exercise of the Warrants)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,227,725 (includes 1,980,200 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and 247,525 shares of Common Stock issuable upon exercise of the Warrants)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(9)                                 |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

---------------------
(9)The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 18,069,927 shares of Common Stock (defined herein), representing 30.5% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Delphi BioInvestments VI, L.P.
            04-3760672
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                    |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED    7     SOLE VOTING POWER
   BY EACH REPORTING                               0
     PERSON WITH
                             ---------------------------------------------------
                             8     SHARED VOTING POWER
                                   22,275 (includes 19,800 shares of Common
                                   Stock issuable upon conversion of the Series
                                   A Convertible Preferred Stock and 2,475
                                   shares of Common Stock issuable upon exercise
                                   of the Warrants)
                             ---------------------------------------------------
                             9     SOLE DISPOSITIVE POWER
                                                     0
                             ---------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   22,275 (includes 19,800 shares of Common
                                   Stock issuable upon conversion of the Series
                                   A Convertible Preferred Stock and 2,475
                                   shares of Common Stock issuable upon exercise
                                   of the Warrants)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,275 (includes 19,800 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and 2,475
         shares of Common Stock issuable upon exercise of the Warrants)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(10)                                |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

---------------------------
(10) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 18,069,927 shares of Common Stock (defined herein), representing 30.5% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Delphi Management Partners VI, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                    |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
  SHARES BENEFICIALLY OWNED    7   SOLE VOTING POWER
      BY EACH REPORTING                            0
        PERSON WITH
                               -------------------------------------------------
                               8   SHARED VOTING POWER
                                   2,250,000 (includes 2,000,000 shares of
                                   Common Stock issuable upon conversion of the
                                   Series A Convertible Preferred Stock and
                                   250,000 shares of Common Stock issuable
                                   upon exercise of the Warrants)
                               -------------------------------------------------
                               9   SOLE DISPOSITIVE POWER
                                              0
                               -------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                   2,250,000 (includes 2,000,000 shares of
                                   Common Stock issuable upon conversion of the
                                   Series A Convertible Preferred Stock and
                                   250,000 shares of Common Stock issuable
                                   upon exercise of the Warrants)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,250,000 (includes 2,000,000 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and 250,000 shares of Common Stock issuable upon exercise of the Warrants)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES(11)                                |X|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  OO
--------------------------------------------------------------------------------

------------------------
(11) The Reporting Person above is party to a voting agreement contained in the Investors Rights Agreement described herein. As a result, the parties to the Investors Rights Agreement may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to 18,069,927 shares of Common Stock (defined herein), representing 30.5% of the outstanding voting power of the Issuer. The Reporting Person above disclaims beneficial ownership of any securities held by any other Reporting Person and the filing of this Statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

Schedule 13D
Cusip No. 812578102

Preliminary Statement: This Schedule 13D is being amended to reflect an increase in the holdings of JPMP (BHCA) (as hereinafter defined) through an Option to purchase 10,000 shares of the Issuer's Common Stock and a change in the executive officers and directors of the controlling persons of the JPMP Reporting Persons.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement (this "Statement") relates is the Common Stock, par value $0.001 per share (the "Common Stock") of Seattle Genetics, Inc., a Delaware corporation (the "Issuer" or "Company"). The Issuer's principal executive offices are located at 21823 -- 30th Drive S.E., Bothell, WA 98021.

Item 2.  Identity and Background.

         JPMP Reporting Persons

         This Statement is being filed by: (i) J.P. Morgan Partners (BHCA), L.P., a limited partnership organized under the laws of Delaware ("JPMP
         (BHCA)"), whose principal office is located at 1221 Avenue of the Americas, New York, NY 10020, (ii) J.P. Morgan Partners Global Investors, L.P., a limited partnership organized under the laws of Delaware ("JPMP Global"), whose principal office is located at the same address as JPMP (BHCA), (iii) J.P. Morgan Partners Global Investors A, L.P., a limited partnership organized under the laws of Delaware ("JPMP Global A"), whose principal office is located at the same address as JPMP (BHCA), (iv) J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands ("JPMP Cayman"), whose principal office is located at the same address as JPMP (BHCA), (v) J.P. Morgan Partners Global Investors (Cayman) II, L.P. a limited partnership organized under the laws of the Cayman Islands ("JPMP Cayman II"), whose principal address is located at the same address as JPMP (BHCA) and (vi) J.P. Morgan Partners Global Investors (Selldown), L.P., a Delaware Limited Partnership ("JPMP Selldown" and collectively with JPMP (BHCA), JPMP Global, JPMP Global A and JPMP Cayman, the "JPMP Reporting Persons"), whose principal office is located at the same address as JPMP (BHCA).

         JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership ("JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business.

         JPMP Global, JPMP Global A, JPMP Cayman, JPMP Cayman II and JPMP Selldown (collectively, the "Global Fund Entities") are also engaged in the venture capital, private equity and leveraged buyout business. The general partner of each of the Global Fund Entities is J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership ("JPMP Investors"), whose principal place of business is located at the same address as JPMP (BHCA). JPMP Investors is engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities.

         The general partner of each of JPMP Master Fund and JPMP Investors is JPMP Capital Corp., a New York corporation ("JPMP Capital Corp."), whose principal business office is located at the same address as JPMP
         (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

         JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware Corporation ("JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, NY 10018. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

         Baker Reporting Persons

         This Statement is also being filed by: (i) Julian C. Baker and (ii) Felix J. Baker, each of whom is a United States citizen whose principal office is located at 667 Madison Avenue, New York, NY 10021 (collectively, the "Baker Reporting Persons"). Set forth below is certain information with respect to the Baker Reporting Persons:

         Name                 Present Principal Occupation

         Julian C. Baker      Managing Member, Baker Bros. Advisors, LLC (an
                              entity engaged in investment activities)

         Felix J. Baker       Managing Member, Baker Bros. Advisors, LLC (an
                              entity engaged in investment activities)

         Delphi Reporting Persons

         This Statement is also being filed by: (i) Delphi Ventures VI, L.P., a limited partnership organized under the laws of Delaware ("Delphi Ventures"), whose principal office is located at 3000 Sand Hill Road, Building 1, Suite 135, Menlo Park, CA 94025, (ii) Delphi BioInvestments VI, L.P., a limited partnership organized under the laws of Delaware ("Delphi BioInvestments"), whose principal office is located at the same address as Delphi Ventures, and (iii) Delphi Management Partners VI, L.L.C., a Delaware limited liability company ("Delphi Management", and together with Delphi Ventures and Delphi BioInvestments, the "Delphi Reporting Persons") whose principal office is located at the same address as Delphi Ventures.

         The Delphi Reporting Persons are engaged in the venture capital business. The general partner of each of Delphi Ventures and Delphi BioInvestments is Delphi Management. Delphi Management is also engaged indirectly (through affiliates) in the venture capital business. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each managing member of Delphi Management.

         The Delphi Reporting Persons, the JPMP Reporting Persons and the Baker Reporting Persons are collectively referred to herein as the "Reporting Persons".

         During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         JPMP Reporting Persons:

         The funds provided by JPMP (BHCA) and the Global Fund Entities for the purchase of the securities reported in Item 5 below were obtained from the contributed capital and available working capital of JPMP (BHCA) and the Global Fund Entities, which includes funds that are held available for such purpose.

         Baker Reporting Persons:

         The funds used by the limited partnerships controlled by Julian C. Baker and Felix J. Baker to purchase the securities reported in Item 5 below were provided from the available working capital of such limited partnerships.

         Delphi Reporting Persons:

         The funds provided by Delphi Ventures and Delphi BioInvestments for the purchase of the securities reported in Item 5 below were obtained from the contributed capital and available working capital of Delphi Ventures and Delphi BioInvestments respectively, which includes funds that are held available for such purpose.

Item 4.  Purpose of Transactions.

         The securities referred to in Item 5 below (other than the Open Market Purchases (defined below) by the Baker Reporting Persons) were acquired pursuant to the Securities Purchase Agreement referred to in Item 6 below solely for investment purposes. The Open Market Purchases by the Baker Reporting Persons were acquired pursuant to open market transactions for investment purposes only.

         The transactions described in Item 6 below are incorporated in their entirety herein by reference.

         Subject to the rights of the Reporting Persons set forth in the Securities Purchase Agreement and the Investors Rights Agreement referred to in Item 6 below, except as set forth in this Item 4, none of the JPMP Reporting Persons, the Baker Reporting Persons, or the Delphi Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the JPMP Reporting Persons, the Baker Reporting Persons and the Delphi Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act").

Item 5.  Interest in Securities of the Issuer.

         The percentages of outstanding shares of the Issuer reported in this
         Item 5 are based on 42,140,428 shares of Common Stock outstanding as of December 31, 2005 as reported by the Issuer's Form 10K for fiscal year ended December 31, 2004.

         JPMP Reporting Persons

         JPMP (BHCA) beneficially owns 5,417,325 shares of the Issuer's Common Stock, which represents 11.4% of the Issuer's Common Stock. JPMP Global beneficially owns 912,791 shares of the Issuer's Common Stock, which represents 2.1% of the Issuer's Common Stock. JPMP Global A beneficially owns 124,436 shares of the Issuer's Common Stock, which represents 0.3% of the Issuer's Common Stock. JPMP Cayman beneficially owns 463,298 shares of the Issuer's Common Stock, which represents 1.1% of the Issuer's Common Stock. JPMP Cayman II beneficially owns 51,626 shares of the Issuer's Common Stock, which represents 0.1% of the Issuer's Common Stock. JPMP Selldown beneficially owns 343,024 shares of the Issuer's Common Stock, which represents .8% the Issuer's Common Stock.

         JPMP Master Fund, as the General Partner of JPMP (BHCA), may be deemed to beneficially own the shares beneficially owned by JPMP (BHCA).

         JPMP Investors, as the General Partner of each of the Global Fund Entities, may be deemed to beneficially own the shares beneficially owned by each of the Global Fund Entities.

         JPMP Capital Corp., as the General Partner of each of JPMP Master Fund and JPMP Investors, may be deemed to beneficially own the shares beneficially owned by JPMP (BHCA) and each of the Global Fund Entities.

         JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded company.

         The foregoing shall not be an admission that JPMP Master Fund, JPMP Investors or JPMP Capital Corp. are the beneficial owners of the shares held by JPMP (BHCA) and/or the Global Fund Entities.

         Baker Reporting Persons:

         Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each of the limited partnerships controlled by the Baker Reporting Persons, together with the percentage of outstanding shares of Common Stock that such ownership represents based upon shares of Common Stock outstanding as of December 31, 2005 in each case taking into account the shares of Common Stock that can be acquired upon conversion of Series A Convertible Preferred Stock and exercise of the Warrants to purchase shares of Common Stock:

                                                   Number of    Percent of Class
                   Name                              Shares        Outstanding
         Baker Bros. Investments, L.P.               340,622            0.8%
         Baker Bros. Investments II, L.P.            348,321            0.8%
         Baker Biotech Fund I, L.P.                3,446,726            7.6%
         Baker Biotech Fund II, L.P.               3,162,612            7.0%
         Baker Biotech Fund II (Z), L.P.             436,638            1.0%
         Baker Biotech Fund III, L.P.                234,861            0.6%
         Baker Biotech Fund III (Z), L.P.             45,090            0.1%
         14159, L.P.                                  19,561           0.06%
         Baker/Tisch Investments, L.P.               473,001            1.1%
         Total                                     8,507,432           17.1%

         By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above (collectively, the "Baker Entities"), Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of securities owned by the Baker Entities and may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of such securities, although such entities have the sole right to receive and power to direct the receipt of dividends from, and the proceeds from the sale of, securities owned by them.

         Additionally, Felix J. Baker is a director of the Issuer.

         Delphi Reporting Persons

         Delphi Ventures beneficially owns 2,227,725 shares of the Issuer's Common Stock, which represents 5.0% of the Issuer's Common Stock. Delphi BioInvestments beneficially owns 22,275 shares of the Issuer's Common Stock, which represents 0.0001% of the Issuer's Common Stock.

         As the general partner of Delphi Ventures and Delphi BioInvestments, Delphi Management may be deemed to beneficially own the shares beneficially owned by each of Delphi Ventures and Delphi
         BioInvestments.

         The foregoing shall not be an admission that Delphi Management is the beneficial owner of the shares held by Delphi Ventures and/or Delphi BioInvestments.

         The Reporting Persons are party to a voting agreement contained in the Investors Rights Agreement referred to in Item 6 below. The JPMP Reporting Persons, the Baker Reporting Persons, and the Delphi Reporting Persons together may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act, with respect to [ ] shares of Common Stock, representing [ ]% of the outstanding voting power of the Issuer.

         Each of the Reporting Persons, however, disclaims beneficial ownership of any of the securities owned by any other Reporting Person and disclaims that it is a member of a "group" with any other persons either for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder or this Statement or for any other purpose related to its beneficial ownership of the Issuer's securities. The filing of this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders' constitute for purposes of
         Section 13(d) of the Act, a "group." Each Reporting Person is not responsible for the accuracy of any information filed in this Statement relating to any Reporting Person other than itself and its related persons or entities.

         There have been no transactions involving the Issuer's Common Stock during the past sixty days which are required to be reported in this Statement.

         No person other than the JPMP Reporting Persons, the Baker Reporting Persons and the Delphi Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common Stock owned beneficially by the JPMP Reporting Persons, the Baker Reporting Persons and the Delphi Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On May 12, 2003 the Company entered into the Securities Purchase Agreement (as amended by Amendment No. 1 dated as of May 14, 2003 and Amendment No. 2 dated as of June 2, 2003) (the "SPA"), with JPMP
         (BHCA), the Global Fund Entities, the Baker Entities, Delphi Ventures, Delphi BioInvestments, entities affiliated with BA Venture Partners and
         T. Rowe Price Health Sciences Fund, Inc. (collectively, the "Series A Investors"). Both the SPA and all exhibits thereto are attached as Exhibit A hereto and are incorporated herein in their entirety by reference.

         Pursuant to the SPA, the Issuer issued in a private placement (a) 1,640,000 shares of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") to the Series A Investors, as well as the reservation for issuance of 16,400,000 shares of the Company's Common Stock upon conversion of the Preferred Stock, and (b) warrants (the "Warrants") to purchase 2,050,000 shares of the Company's Common Stock and the reservation for issuance of 2,050,000 shares of the Company's Common Stock upon the exercise of such Warrants (together, the "Preferred Stock Financing"). The Preferred Stock has the rights, preferences and privileges set forth in the Certificate of Designations of Series A Convertible Preferred Stock as filed with the Secretary of State of the State of Delaware. The purchase price for the Preferred Stock was $25.00 per share. Each share of Preferred Stock is initially convertible into 10 shares of Common Stock at a fixed conversion price of $2.50 per share (subject to adjustment upon the occurrence of certain events including stock subdivisions, combinations, splits, stock dividends, capital reorganizations, or capital reclassifications of the Common Stock), at such holder's option at any time after the first anniversary of the closing of the Investors Rights Agreement among the Company, the Reporting Persons and the other investors named therein, dated as of July 8, 2003, a copy of which is attached hereto as Exhibit B and is incorporated herein in its entirety by reference (the "Investors Rights Agreement").

         The Warrants are immediately exercisable at a fixed purchase price of $6.25 per share of Common Stock and expire on December 31, 2011.

         Pursuant to the Certificate of Designations and the Investors Rights Agreement, the Series A Investors, voting together as a separate class, have the right to designate two members of the Company's Board of Directors so long as at least 37.5% of the shares of Preferred Stock issued at the closing of the Preferred Stock Financing remain outstanding. If between 18.75% and 37.5% of the shares of Preferred Stock issued at the closing of the Preferred Stock Financing are outstanding, the Series A Investors, voting together as a separate class, have the right to designate one member of the Company's Board of Directors. If less than 18.75% of the shares of Preferred Stock issued at the closing of the Preferred Stock Financing are outstanding, the rights of the Series A Investors to vote separately for the election of directors shall terminate.

         Pursuant to the terms of the Investors Rights Agreement, one director will be designated by the JPMP Reporting Persons and one director will be designated by the Baker Entities. The right of the JPMP Reporting Persons and the Baker Entities, as applicable, to designate a director terminates if the JPMP Reporting Persons or the Baker Entities, as applicable, hold less than 50% of the Preferred Stock (or Common Stock issued upon conversion thereof) purchased by it at the closing of the Preferred Stock Financing. Pursuant to these rights, the JPMP Reporting Persons designated Srinivas Akkaraju, M.D., Ph.D. as its representative on the Company's Board of Directors and the Baker Entities designated Felix Baker, Ph.D. as its representative on the Company's Board of Directors upon the closing of the Preferred Stock Financing. The Series A Investors do not have the right to vote on members of the Company's Board of Directors other than the nominees they designate.

         Each of JPMP (BHCA) and the Global Fund Entities is a party to the Regulatory Sideletter, dated as of July 8, 2003, by and among the Company, JPMP (BHCA) and each of the Global Fund Entities, a copy of which is attached as Exhibit C hereto and is incorporated herein in its entirety by reference.

Item 7.  Material to be Filed as Exhibits.

         SCHEDULE A

         Item 2 information for executive officers and directors of JPMP Capital Corp.

         SCHEDULE B

         Item 2 information for executive officers and directors of JPMorgan Chase.*

         SCHEDULE C

         Item 2 information for managing members of Delphi Management.*

         EXHIBIT A

         Securities Purchase Agreement dated as of May 12, 2003, by and among the Issuer and the Series A Investors incorporated by reference to
         Exhibit 10.1 of the Form 8-K filed with the Commission on May 15,
         2003.*

         EXHIBIT B

         Investors Rights Agreement dated as of July 8, 2003, by and among the Company and the Investors named therein incorporated by reference to
         Exhibit 4.2 of the Form 8-K filed with the Commission on May 15, 2003.*

         EXHIBIT C

         Regulatory Sideletter dated as of July 8, 2003, by and among the Company, JPMP (BHCA) and each of the Global Fund Entities.(*)

         EXHIBIT D

         Joint Filing Agreement dated as of May 17, 2004 among the JPMP Entities, the Bakers and the Delphi Entities.*

--------------------
(*)  Filed previously

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2006

                                        J.P. MORGAN PARTNERS (BHCA), L.P.

                                        By:      JPMP Master Fund Manager, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner

                                        By:      /s/ Jeffrey  C. Walker
                                                 ----------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title:  President

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS, L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner

                                        By:      /s/ Jeffrey  C. Walker
                                                 ----------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title:  President

                                        J.P. MORGAN PARTNERS GLOBAL INVESTORS
                                        (CAYMAN), L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner

                                        By:      /s/ Jeffrey  C. Walker
                                                 ----------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title:  President

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS A, L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner

                                        By:      /s/ Jeffrey  C. Walker
                                                 ----------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title:  President

                                        J.P. MORGAN PARTNERS GLOBAL INVESTORS
                                        (SELLDOWN), L.P.

                                        By:      JPMP Global Investors, L.P.,
                                                 its general partner

                                        By:      JPMP Capital Corp.,
                                                 its general partner

                                        By:      /s/ Jeffrey  C. Walker
                                                 ----------------------
                                                 Name:  Jeffrey C. Walker
                                                 Title:  President

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2006

                                        JULIAN C. BAKER

                                        By:   /s/  Julian C. Baker
                                              --------------------------
                                              Julian C. Baker

                                        FELIX J. BAKER

                                        By:   /s/  Felix J. Baker
                                              --------------------------
                                              Felix J. Baker

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2006

                                        DELPHI VENTURES VI, L.P.

                                        By:      Delphi Management Partners VI,
                                                 L.L.C., its general partner

                                        By:      /s/ Deepika R. Pakianathan
                                                 -------------------------------
                                                 Deepika R. Pakianathan
                                                 Managing Member

                                        DELPHI BIOINVESTMENTS VI, L.P.

                                        By:      Delphi Management Partners VI,
                                                 L.L.C., its general partner

                                        By:      /s/ Deepika R. Pakianathan
                                                 -------------------------------
                                                 Deepika R. Pakianathan
                                                 Managing Member

                                        DELPHI MANAGEMENT PARTNERS VI, L.L.C.

                                        By:      /s/ Deepika R. Pakianathan
                                                 -------------------------------
                                                 Deepika R. Pakianathan
                                                 Managing Member

                                                                      SCHEDULE A

                               JPMP CAPITAL CORP.
                               ------------------

                              Executive Officers(1)
                              ---------------------

Chief Executive Officer                     William B. Harrison**
President                                   Jeffrey C. Walker*
Chief Investment Officer                    Arnold L. Chavkin*
Managing Director                           Srinivas Akkaraju*
Managing Director                           Christopher Albinson*
Managing Director                           Dr. Dana Beth Ardi*
Managing Director                           Christopher C. Behrens*
Managing Director                           John Breckenridge*
Managing Director                           Julie Casella-Esposito*
Managing Director                           Rodney A. Ferguson*
Managing Director                           Michael R. Hannon*
Managing Director                           Matthew Lori*
Managing Director                           Jonathan R. Lynch*
Managing Director                           Sunil Mishra*
Managing Director                           Stephen P. Murray*
Managing Director                           John Reardon*
Managing Director                           Faith Rosenfeld*
Managing Director                           Shahan D. Soghikian*
Managing Director                           William Stuek*
Managing Director                           Timothy J. Walsh*
Managing Director                           Richard D. Waters, Jr. *
Managing Director                           Damion E. Wicker, M.D.*

                                 Directors(13)
                                 -------------
                              William B. Harrison**
                               Jeffrey C. Walker*

-----------------------
(1)   Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                                                      Schedule B

                              JPMORGAN CHASE & CO.
                              --------------------

                              Executive Officers(1)
                              ---------------------

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
President and Chief Operating Officer                   James Dimon*
Chief Information Officer                               Austin A. Adams*
Co-Chairman, Investment Bank                            Steven D. Black*
Chief Executive Officer, Card Services                  William I. Campbell*
Chief Financial Officer                                 Michael J. Cavanagh*
Chairman, West Coast Region                             David A. Coulter*
Director of Human Resources, Head of Real
   Estate/Facilities, General Services, Security        John J. Farrell*
Co-General Counsel                                      Joan Guggenheimer*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Head, Commercial Banking                                Samuel Todd Maclin*
Head, Strategy and Business Development                 Jay Mandelbaum*
Co-General Counsel                                      William H. McDavid*
Chief Executive Officer, Treasury &
  Securities Services                                   Heidi Miller*
Head, Retail Financial Services                         Charles W. Scharf*
Executive Vice President, Card Services                 Richard J. Srednicki*
Head, Asset & Wealth Management                         James E. Staley*
Chief Risk Officer                                      Don M. Wilson III*
Co-Chairman, Investment Bank                            William T. Winters*

---------------------
(1)   Each of whom is a United States citizen.

* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  Directors(*)
                                  ------------

 Name                            Principal Occupation or Employment;
                                 Business or Residence Address
--------------------------------------------------------------------------------
 Hans W. Becherer                Retired Chairman of the Board and
                                 Chief Executive Officer
                                 Deere & Company
                                 c/o JPMorgan Chase & Co.
                                 270 Park Avenue
                                 New York, New York 10017
--------------------------------------------------------------------------------
 John H. Biggs                  Former Chairman and CEO
                                TIAA - CREF
                                 c/o JPMorgan Chase & Co.
                                 270 Park Avenue
                                 New York, New York 10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy            Retired Chairman of the Board
                                Honeywell International Inc.
                                 c/o JPMorgan Chase & Co.
                                 270 Park Avenue
                                  New York, New York 10017
--------------------------------------------------------------------------------
 Stephen B. Burke                President
                                 Comcast Cable Communications, Inc.
                                 c/o JPMorgan Chase & Co.
                                 270 Park Avenue
                                  New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown                  President
                                Henry Crown and Company
                                 c/o JPMorgan Chase & Co.
                                 270 Park Avenue
                                 New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                     President and Chief Operating Officer
                                JPMorgan Chase & Co.
                                270 Park Avenue, 8th Floor
                                New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter                 President and Trustee
                                American Museum of Natural History
                                 c/o JPMorgan Chase & Co.
                                 270 Park Avenue
                                 New York, New York 10017
--------------------------------------------------------------------------------
 William H. Gray, III            Retired President and Chief Executive Officer
                                 The College Fund/UNCF
                                 c/o JPMorgan Chase & Co.
                                 270 Park Avenue
                                 New York, New York 10017
--------------------------------------------------------------------------------

-------------------------
*     Each of whom is a United States citizen.

 Name                            Principal Occupation or Employment;
                                 Business or Residence Address
--------------------------------------------------------------------------------
 William B. Harrison, Jr.     Chairman of the Board and Chief Executive Officer
                              JPMorgan Chase & Co.
                              270 Park Avenue, 8th Floor
                              New York, New York  10017-2070
--------------------------------------------------------------------------------
 Laban P. Jackson, Jr.        Chairman and Chief Executive Officer
                              Clear Creek Properties, Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 Lee R. Raymond              Chairman of the Board and Chief Executive Officer
                             Exxon Mobil Corporation
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 John W. Kessler             Owner
                             John W. Kessler Company
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 Robert I. Lipp              Chairman
                             The St. Paul Travelers Companies, Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 Richard A. Monoogian        Chairman and Chief Executive Officer
                             Masco Corporation
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 David C. Novak              Chairman and Chief Executive Officer
                             Yum! Brands, Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 John R. Stafford             Retired Chairman of the Board
                             Wyeth
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------